JETPAY CORPORATION

1175 Lancaster Avenue, Suite 100

Berwyn, PA 19312

Telephone: (484) 324-7982

September 17, 2013

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	JetPay Corporation

Registration Statement on Form S-3

(File No. 333-187339)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-captioned Registration Statement on Form S-3, (the “Registration Statement”) for JetPay Corporation (the “Company”) so that such Registration Statement will become effective as of 4:30 P.M. (New York time) on September 18, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1. should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement by the Commission or the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JETPAY CORPORATION

By:	/s/ Bipin C. Shah
Name: Bipin C. Shah
Title: Chief Executive Officer